SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 14, 2026

List of Materials

Documents attached hereto:

This is a translation of the Share Buyback Report for the period from August 1, 2026 to August 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2026

[This is a translation of the Share Buyback Report for the period from August 1, 2026 to August 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on September 14, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of August 31, 2026)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)	500,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

August 3

August 4

August 5

August 6

August 7

August 10

August 12

August 13

August 14

August 17

August 18

August 19

August 20

August 21

August 24

August 25

August 26

August 27

August 28

August 31

	1,923,500 637,400 581,400 604,200 569,700 567,300 572,000 509,600 621,200 507,600 430,100 520,200 410,200 198,000 366,700 349,600 374,000 381,600 670,600 818,300

6,916,529,763

2,267,529,911

2,075,087,588

2,192,768,319

2,112,405,499

2,125,552,492

2,151,253,104

1,887,520,383

2,392,529,188

1,934,302,284

1,601,880,697

1,923,845,516

1,550,746,907

744,478,594

1,413,280,501

1,344,868,898

1,451,680,401

1,476,665,194

2,637,173,327

3,275,954,315

Total	― 11,613,200	43,476,052,881
Total number of shares repurchased as of the end of the reporting month	67,581,300	237,352,140,305
Progress of the repurchase (%)	29.38	47.47

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of August 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) August 3 August 4 August 5 August 6 August 7 August 10 August 12 August 13 August 14 August 17 August 18 August 19 August 24 August 25 August 26 August 27 August 28 August 31	11,000 164,000 11,000 360,500 2,000 230,500 17,000 1,009,500 2,500 70,500 50,000 11,000 23,500 16,000 16,000 2,000 500 2,000

36,105,410

538,298,840

36,105,410

1,183,272,755

6,564,620

756,572,455

55,799,270

3,313,491,945

8,205,775

231,402,855

164,115,500

36,105,410

77,134,285

52,516,960

52,516,960

6,564,620

1,641,155

6,564,620

Total	―	1,999,500	6,562,978,845
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) August 3	1,141,194	3,745,752,478
Total	―	1,141,194	3,745,752,478
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	3,140,694		10,308,731,323

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of August 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	119,983,217

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